wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2007 SEP 27 A

FILE NO. 82-34753

24 September 2007

07026969

SUPPL

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 25 August 2007 and 21 September 2007 (inclusive)

- Notification in relation to voting rights and capital
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification of Q3 2007 results
- Notification relating to acquisition of shares by employees share trust

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) (returns of allotments of shares on exercise of share options)

3. Documents submitted to the Financial Services Authority

None during the period.

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	11:04 31-Aug-07
Number	0817D

RNS Number:0817D
Wolfson Microelectronics PLC
31 August 2007

Edinburgh, 31st August 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,167,422 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,167,422.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	15:03 14-Sep-07
Number	8979D

RNS Number:8979D
Wolfson Microelectronics PLC
14 September 2007

14 September 2007

Wolfson Microelectronics plc
(the 'Company')

Notification of transactions of directors/persons discharging managerial responsibility and connected persons

The Company was notified on 13 September 2007 by Robert Laurence Eckelmann, a director of the Company, in accordance with DTR 3.1.4R(1)(a) and DTR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985, that, on 13 September 2007, Robert Eckelmann became interested in 5,000 ordinary shares of 0.1 pence each in the Company (the 'Shares') representing 0.0042% of the issued share capital of the Company. The price per share was 246.50p. The Shares are held by a nominee on behalf of Mr Eckelmann.

The total holding following notification and total percentage holding following notification is 22,500 ordinary shares representing 0.0189% of the issued share capital of the Company.

Enquiries:

Wolfson Microelectronics
Mark Cubitt, Finance Director   0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:02 19-Sep-07
Number	0788E

RNS Number:0788E
Wolfson Microelectronics PLC
19 September 2007

19 September 2007

Wolfson Microelectronics plc

Notification of Q3 Results

Wolfson Microelectronics plc (LSE: WLF) will announce its third quarter results for the period to 1st October 2007 on Tuesday 30th October 2007.

On the day, Dave Shrigley, CEO and Mark Cubitt, Finance Director will host a conference call for analysts at 9.00 a.m. There will be a live audio webcast of the conference call and also an archive copy made available after the event. The audio webcast can be accessed via www.wolfsonmicro.com/investor

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar   020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	08:56 21-Sep-07
Number	2520E

RNS Number:2520E
Wolfson Microelectronics PLC
21 September 2007

Edinburgh, 21 September 2007

Wolfson Microelectronics plc ("the Company")

Notification in relation to acquisition of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 20th September 2007 by the No. 1 Trust that, on 20 September 2007, the No. 1 Trust purchased 300,000 ordinary shares of 0.1 pence each in the Company at a price of £2.383 per share.

We hereby give notice that the following directors have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
Alastair David Milne
David Allen Shrigley
John Martin Urwin

Each executive director is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 3,237,189 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

- Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	28	08	2007	07	09	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	3,854	1,813	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

- If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) TOM HYNES Address FLAT 4, 29 DUKE STREET, EDINBURGH UK Postcode EH6 8HH	ORDINARY	5667
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 SEPTEMBER 2007

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

END